K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 14, 2014

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KraneShares E Fund China Commercial Paper ETF
(File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On December 24, 2013, KraneShares Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 30 to its registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC a new series of the Registrant, the KraneShares E Fund China Commercial Paper ETF (the “Fund”) (accession number 0001144204-13-068905).

Via a teleconference on February 10, 2014, you provided comments on the Registration Statement. Following below is a summary of those comments and Registrant’s responses to them. Defined terms used below have the same meanings as in the Registration Statement. The changes to the Fund’s prospectus and statement of additional information, as described below, are filed concurrent herewith.

PROSPECTUS

GENERALLY

1. Please add “China” or “Chinese” to the Fund’s name in order to prevent confusion between the Fund and domestic U.S. bond funds.

RESPONSE: The Registrant has made the requested change.

FUND SUMMARY

Fees and Expenses of the Fund

2. Please consider whether adding an “acquired fund fees and expenses” line item to the Fund’s “Shareholder Fees” table would be appropriate.

RESPONSE: Although the Fund may invest in securities of other investment companies, the Registrant currently does not expect such investments to add 0.01% or more to the Fund’s total expenses.

Principal Investment Strategies

3. If the Underlying Index is new, please discuss when and by whom the Underlying Index was created and further information about how securities are selected for inclusion in the Underlying Index.

RESPONSE: The Registrant has made the requested changes.

4. Please add disclosure regarding the Fund’s correlation target for the Underlying Index or explain why the Fund does not have a correlation target.

RESPONSE: The Registrant has made the requested change.

5. Please explain, supplementally, what would happen in the event that the Co-Adviser does not receive an RQFII or QFII license.

RESPONSE: Among other things, the Fund could change its investment objective and could thus track an alternative index focused on Chinese-related securities, but not limited to, domestic PRC debt securities. Disclosure appears in the prospectus about the potential impact on the Fund if the Co-Adviser is unable to obtain an RQFII or QFII license or is unable to attain a sufficient PRC securities quota.

6. The prospectus discloses that the Fund may invest in the “CNH” market. Although the current disclosure discusses that the CNH market is an over-the-counter market located in countries outside of the PRC, such as Hong Kong and Singapore, please consider explaining what CNH stands for.

RESPONSE: The Item 4 and Item 9 disclosure in the Fund’s prospectus explains the CNY (onshore RMB) and CNH (offshore RMB) markets. Accordingly, the Registrant believes that the meaning of CNH is adequately described.

7. Please provide disclosure that an RQFII or QFII license is required to purchase the securities contained in the Underlying Index.

RESPONSE: The Registrant has made the requested change.

8. Please confirm that, per the current disclosure, U.S. Treasury futures are the only type of derivative the Fund currently intends to invest in to a material extent.

RESPONSE: The Registrant confirms that the current disclosure adequately describes the principal investment strategies of the Fund.

Principal Risks

9. Please add disclosure that, as a Fund that seeks to track the investment performance of an index, investors in the Fund are limited in the securities they are exposed to and may face significant downturns because the Fund will not actively seek temporary defensive positions.

RESPONSE: The Registrant has made the requested change.

10. If the Underlying Index is concentrated in any industries, please provide risk disclosure concerning such industries.

RESPONSE: If the Underlying Index will be concentrated in any industry, the Registrant will add appropriate risk disclosure to the next post-effective amendment to the Registration Statement for the Fund.

Management

11. Please explain, supplementally, the definition of a “Co-Adviser.”

RESPONSE: E Fund Management (Hong Kong) Co., Limited, as the Co-Adviser to the Fund, will serve as the subadviser to the Fund.

12. Please confirm that the Registrant will file a post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to provide the identity of the Co-Adviser.

RESPONSE: Concurrent herewith, the Registrant has filed a post-effective amendment to the Registration Statement pursuant to Rule 485(a) under the Securities Act to identify the Co-Adviser and make other changes.

Additional Information

13. Please confirm, supplementally, that nothing contained in the Registration Statement is inconsistent with the exemptive relief provided by the SEC Staff that will be relied upon by the Registrant in offering the Fund.

RESPONSE: The Registrant confirms that the Registration Statement is consistent with the terms of the exemptive relief granted by the SEC in Investment Company Act Release Nos. 30425 (March 12, 2013) (notice) and 30452 (April 8, 2013) (order).

14. Under the third paragraph of the “Underlying Index” section, please explain the use of the term “base value” and confirm the free float adjusted market capitalization.

RESPONSE: The Registration statement provides that the “base value” of the Underlying Index is the calculated value of the Underlying Index at its inception. The Registrant will confirm the Underlying Index’s market capitalization prior to filing the next post-effective amendment to the Registration Statement for the Fund.

15. Please confirm, supplementally, that any principal risks faced by the Fund are disclosed in the Fund Summary.

RESPONSE: The Registrant confirms that the principal risks it believes are faced by the Fund are disclosed in the Fund Summary.

16. Please provide the compensation information for the Fund’s Co-Adviser.

RESPONSE: The Registrant will provide the compensation information for the Fund’s Co-Adviser prior to filing the next post-effective amendment to the Registration Statement for the Fund.

STATEMENT OF ADDITIONAL INFORMATION

GENERALLY

17. To the extent that there are any disclosures in the statement of additional information that relate to the Fund’s performance or might impact an investor’s decision to buy shares of the Fund, please ensure that they are also reflected in the prospectus.

RESPONSE: The Registrant acknowledges the Staff’s comment.

INVESTMENT LIMITATIONS

18. Please confirm, supplementally, that the Fund does not have any non-fundamental investment policies or limitations that should be disclosed in the statement of additional information.

RESPONSE: The Registrant confirms that the Fund does not have any non-fundamental investment policies or limitations.

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane Krane Fund Advisors, LLC

-5-